

September 18, 2012

Via E-mail
Richard A. Gonzalez
Chairman and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

> **Re:** **AbbVie Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed September 4, 2012**
> **File No. 001-35565**

Dear Mr. Gonzalez:

We have reviewed your amended filing and your response letter dated September 4, 2012 and we have the following additional comments. Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe these comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Person Transactions

Agreements with Abbott, page 123

1. We note that you disclose that "the terms of the agreements that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to AbbVie's separation from Abbott." Please advise us when, in the timing of this transaction, you expect to finalize all material changes to these agreements. Please also clarify if you intend to disclose all material changes to these agreements in an information statement that is provided to Abbott shareholders and filed as an exhibit to AbbVie's registration statement on Form 10.

2. Please expand your disclosure for each agreement to disclose the termination provisions of each agreement.

3. You disclose that "Abbott and AbbVie will enter into certain lease agreements prior to the distribution, including a long term lease pursuant to which AbbVie will lease from Abbott a portion of Abbott Park, Abbott's current headquarters. Certain shared services will also be contemplated in connection with this arrangement. These lease agreements, individually and in the aggregate, are not material to AbbVie's business." Please do the following:

   - provide us with a detailed analysis that supports your belief that none of these lease agreements are material to your business; and

   - confirm that you will disclose in an amendment to this filing the material terms of these lease agreements, consistent with Item 404 of Regulation S-K.

The Separation Agreement, page 123

4. Please expand your disclosure to disclose any material assets included in "other assets expressly allocated to AbbVie or one of AbbVie's subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation" and "other assets that are included in the AbbVie pro forma balance sheet." Please similarly revise your disclosure on page 125 concerning liabilities transferred to AbbVie.

Manufacturing and Supply Agreements, page 133

5. We note your disclosure that "AbbVie will enter into finished good supply agreements, contract manufacturing agreements, and packaging agreements with Abbott prior to the distribution pursuant to which AbbVie or Abbott, as the case may be, will manufacture, label, and package products for the other party." Please do the following:

   - expand your disclosure to list each of the finished good supply agreements, contract manufacturing agreements, and packaging agreements that will be entered into between Abbott and AbbVie prior to the distribution and the products to which the agreements relate;

   - expand your disclosure to provide the information required under Item 404 of Regulation S-K for each agreement;

   - remove the statement that "Payments will be determined on an arm's length basis" or provide us the basis for this statement given that these all appear to be related party transactions; and

   - file a copy of each of the agreements or provide a detailed analysis which supports your belief that that each agreement is immaterial in amount and significance.

<u>Inventory Trademark License Agreement, page 133</u>

6. Please expand your disclosure to provide the term of the agreement, as provided in Section 5 of the agreement filed as Exhibit 10.10.

<u>Exhibits</u>

7. We note that none of the exhibits that are filed appear to be final version of the respective agreement due to the use of bracketed language in the agreement or the omission of various exhibits and schedules to the agreements. Please advise us when, in the timing of this transaction, you expect to finalize these agreements. Please also clarify if you intend to file the final versions of the agreements, including the exhibits and schedules thereto, as an exhibit to an amendment of AbbVie's registration statement on Form 10.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: David K. Lam
Karessa L. Cain
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150